Registration No. 333-180974
Filed pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 26, 2012)

SPDR® GOLD TRUST

245,200,000

SPDR Gold Shares

This sticker serves to supplement the Prospectus of the SPDR® Gold Trust, or the Trust, dated April 26, 2012, to provide an additional risk factor that you should consider before making an investment decision with respect to SPDR Gold Shares, or the Shares.

Because the value of the gold held by the Trust is determined using the London PM Fix, potential discrepancies in, or manipulation of, the calculation of the London PM Fix could impact the value of the gold held by the Trust and could have an adverse effect on the value of an investment in the Shares.

The London Gold Fix is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the member banks of The London Gold Market Fixing Ltd. using a bidding process that sets or “fixes” the price of gold by matching buy and sell orders submitted to the member banks for the applicable fixing time. The net asset value of the Trust is determined each day the Trust’s principal market, the NYSE Arca, is open for regular trading, using the 3:00 p.m. London Gold Fix, which is commonly referred to as the “London PM Fix.” If the London PM Fix has not been announced by 12:00 p.m. New York time on a particular evaluation day, the next most recent London gold price fix (AM or PM) is used in the determination of the net asset value of the Trust. The Trust, the Sponsor, and the Trustee do not participate in establishing the London PM Fix. Other trusts backed by physical gold also use the London Gold Fix to determine their asset value.

The London PM Fix is currently the most widely used benchmark for daily gold prices and has historically been viewed as a full and fair representation of all market interest at the time the London PM Fix is determined. Beginning in early 2014, increased attention has been directed to the use of various financial benchmarks and indices as price setting mechanisms for market transactions, including the London Gold Fix. For example, the press has reported that regulators in both Germany and the United Kingdom are currently reviewing the London Gold Fix as part of a wider review of how global benchmark rates are set. As of the date of this supplement, one member of The London Gold Market Fixing Ltd. had been sanctioned by regulators in the United Kingdom for failing to adequately manage conflicts of interest and other matters in connection with the London Gold Fix and a senior trader for the firm had been sanctioned for inappropriate conduct relating to the London Gold Fix. It is possible that there may be additional regulatory actions brought against other members of The London Gold Market Fixing Ltd. Separately, several lawsuits have been filed against the member banks which establish the London Gold Fix for alleged manipulative conduct in connection with their role in determining the London Gold Fix. On May 13, 2014, Deutsche Bank AG ceased to participate in the London Gold Fix, leaving four member banks of The London Gold Market Fixing Ltd. as participants. There can be no assurance that additional member banks will not withdraw from the London Gold Fix process without finding a replacement.

Concerns about the integrity or reliability of the London PM Fix, even if eventually shown to be without merit, could adversely affect investor interest in gold and therefore adversely affect the price of gold and the value of an investment in the Shares. Because the net asset value of the Trust is determined using the London PM Fix, discrepancies in, or manipulation of, the calculation of the London PM Fix could have an adverse impact on the value of an investment in the Shares. Furthermore, concerns about the integrity or reliability of the pricing mechanism could disrupt trading in gold and products using the London PM Fix, such as the Shares. In addition, these concerns could potentially lead to both changes in the manner in which the London PM Fix is calculated and/or the discontinuance of the London Gold Fix altogether. Each of these events could lead to less liquidity or greater price volatility for gold and products using the London PM Fix, such as the Shares, or otherwise could have an adverse impact on the trading price of the Shares.

The Sponsor and the Trustee are monitoring the matters described above. The Sponsor and the Trustee continue to believe the London PM Fix is appropriate as a basis for the evaluation of the gold held by the Trust. The Trust will continue to use the London PM Fix to value the gold held by the Trust unless the Trustee, in consultation with the Sponsor, determines such price is inappropriate as a basis for evaluation of the Trust’s gold. In such event, or in the event the London PM Fix is no longer calculated, the Trustee and Sponsor will, in good faith, identify an alternative basis for the evaluation of the gold held by the Trust and take such action as they deem warranted. The use of an alternative indicator for the price of gold could result in materially different pricing of the gold in the Trust, which could result in materially different valuations of the Trust’s Shares. There can be no assurance that future changes to, or the discontinuance of, the London PM Fix will not have a material effect on the Trust’s operations, including the creation or redemption of Shares, or the trading price of Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This sticker supersedes and replaces the prospectus supplement dated April 11, 2014 in its entirety. This sticker is part of the Prospectus and must accompany the Prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this sticker is May 30, 2014